FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 10/31/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2017 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: October 31, 2017

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2017 Results

Luxembourg, October 31, 2017 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2017.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars (USD) and metric tons.

Summary of Third Quarter 2017 Results

	3Q 2017	2Q 2017		3Q 2016

Steel Shipments (tons)	3,070,000	2,641,000	16%	2,348,000	31%
Iron Ore Shipments (tons)	938,000	875,000	7%	808,000	16%
Net Sales (USD million)	2,479.5	2,262.6	10%	1,856.1	34%
Operating Income (USD million)	349.8	392.8	-11%	399.1	-12%
EBITDA[1] (USD million)	466.1	497.9	-6%	502.2	-7%
EBITDA Margin (% of net sales)	18.8%	22.0%		27.1%
EBITDA per Ton[2] (USD)	151.8	188.5		213.9
Income Tax Expense (USD million)	(103.8)	(59.1)		(123.4)
Net Income (USD million)	232.7	281.8		264.3
Equity Holders' Net Income (USD million)	194.9	249.7		228.9
Earnings per ADS (USD)	0.99	1.27		1.17

  EBITDA of USD466.1 million in the third quarter 2017, 6% lower sequentially, with higher shipments and lower EBITDA margin.
  Earnings per American Depositary Share (ADS)3 of USD0.99 in the third quarter 2017, a sequential decrease of USD0.28 per ADS.

1 EBITDA in the third quarter 2017 equals operating income of USD349.8 million adjusted to exclude depreciation and amortization of USD116.3 million.

2 Consolidated EBITDA divided by steel shipments.

3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

  Capital expenditures of USD100.4 million in the third quarter 2017, slightly up from USD98.6 million in the second quarter 2017.
  Net cash use of USD1.6 billion in connection with the acquisition of CSA Siderúrgica do Atlântico (CSA) and related transactions.
  Consolidation of Ternium Brasil (formerly known as CSA) into Ternium’s financial statements, starting in September 2017.
  Net debt position of USD2.7 billion at the end of September 2017, up from USD1.2 billion at the end of June 2017 and equivalent to 1.5 times net debt to last twelve months EBITDA.

Ternium’s operating income in the third quarter 2017 was USD349.8 million, a USD43.0 million decrease compared to operating income in the second quarter 2017 due mainly to lower operating margin4, partially offset by higher shipments. The company’s shipments were 429,000 tons higher sequentially as a result of a 458,000-ton increase in Other Markets, mainly due to the consolidation of Ternium Brasil’s shipments, and a 67,000-ton increase in the Southern Region reflecting a recovering demand for steel products in the Argentine market. These increases were partially offset by a 95,000-ton decrease in Mexico, due in part to a seasonal slowdown of steel demand in the automotive and HVAC industries. Operating margin decreased sequentially mainly due to a USD53 decline in steel revenue per ton principally related to the consolidation of Ternium Brasil’s slabs sales in the third quarter 2017, as realized steel prices did not change significantly. Operating cost per ton5 was relatively stable, as it was also affected by the consolidation of Ternium Brasil in the period, which offset higher raw material and purchased slab costs.

Compared to the third quarter 2016, the company’s operating income in the third quarter 2017 decreased USD49.3 million, with lower operating margin and higher shipments. Operating margin in the third quarter 2017 decreased year-over-year principally due to USD79 higher steel operating cost per ton, partially offset by USD13 higher steel revenue per ton. Higher realized prices in Mexico and the Southern Region contributed to the increase in steel revenue per ton and higher raw material and purchased slab costs contributed to the increase in steel operating cost per ton. In addition, the consolidation of Ternium Brasil’s slabs sales partially offset the above-mentioned increase in steel revenue per ton and operating cost per ton. Shipments were 722,000 tons higher compared to the third quarter 2016, mainly as a result of a 496,000-ton increase in Other Markets, mostly reflecting the consolidation of Ternium Brasil’s shipments, a 131,000-ton increase in the Southern Region and a 96,000-ton increase in Mexico.

The company’s net income in the third quarter 2017 was USD232.7 million, compared to USD281.8 million in the second quarter 2017. The USD49.0 million decrease in net income was mainly due to the above-mentioned lower operating income and an increase in the effective tax rate, partially offset by lower net financial expenses. The effective tax rate in the third quarter 2017 went back to normal levels after an unusually low effective tax rate in the second quarter 2017 as a result of the non-cash effect on deferred taxes of the fluctuation of the Mexican peso against the US dollar.

Relative to the prior-year-period, net income in the third quarter 2017 decreased USD31.6 million, mainly due to the above mentioned lower operating income.

4 Operating margin is equal to revenue per ton minus operating cost per ton.

5 Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of First Nine Months of 2017 Results

	9M 2017	9M 2016

Steel Shipments (tons)	8,186,000	7,386,000	11%
Iron Ore Shipments (tons)	2,676,000	2,454,000	9%
Net Sales (USD million)	6,782.3	5,374.4	26%
Operating Income (USD million)	1,106.8	895.0	24%
EBITDA (USD million)	1,428.8	1,198.0	19%
EBITDA Margin (% of net sales)	21.1%	22.3%
EBITDA per Ton (USD)	174.5	162.2
Income Tax Expense (USD million)	(198.2)	(306.7)
Net Income (USD million)	824.9	562.2
Equity Holders' Net Income (USD million)	706.0	477.2
Earnings per ADS (USD)	3.60	2.43

  EBITDA6 of USD1.4 billion in the first nine months of 2017, a 19% year-over-year increase mainly as a result of higher shipments and EBITDA per ton.
  Earnings per ADS7 of USD3.60 in the first nine months of 2017, a year-over-year increase of USD1.17 per ADS.
  Capital expenditures of USD282.9 million in the first nine months of 2017, down from USD335.0 million in the first nine months of 2016.

Operating income in the first nine months of 2017 was USD1.1 billion, a USD211.8 million increase compared to operating income in the first nine months of 2016 due to higher shipments and slightly higher operating margin, mainly reflecting USD99 higher steel revenue per ton partially offset by USD90 higher steel operating cost per ton. Steel revenue per ton increased year-over-year in Mexico and the Southern Region, and it decreased in Other Markets as a result of the consolidation of Ternium Brasil slab sales partially offset by higher steel prices. The increase in operating cost per ton was related to higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil. Shipments were 800,000 tons higher compared to the first nine months of 2016, reflecting a 504,000-ton increase in Other Markets, mainly as a result of the consolidation of Ternium Brasil’s shipments, a 168,000-ton increase in the Southern Region and a 128,000-ton increase in Mexico.

Net income in the first nine months of 2017 was USD824.9 million, compared to net income of USD562.2 million in the first nine months of 2016. The USD262.7 million increase in the year-over-year comparison was mainly due to the above-mentioned higher operating income and an unusually low effective tax rate, partially offset by higher net financial expenses. The effective tax rate was affected by the non-cash effect on deferred taxes of the fluctuation of the Mexican peso against the US dollar, which appreciated 14% in the first nine months of 2017 and depreciated 12% in the first nine months of 2016. Higher net financial expenses included an USD88.9 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

6 EBITDA in the first nine months of 2017 equals operating income of USD1.1 billion adjusted to exclude depreciation and amortization of USD321.9 million.

7 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Outlook

The full-quarter consolidation of Ternium Brasil in the fourth quarter 2017 will have a sequentially increasing effect on Ternium’s shipments, and a sequentially decreasing effect on the company’s average price and cost per ton due to the incorporation of Ternium Brasil’s slab sales into Ternium’s higher value-added sales mix.

Ternium’s expectations of a strong second half of the year in the Argentine market materialized in the third quarter, with a significant sequential increase in shipments. A markedly better business environment is fostering a gradual recovery in most sectors of the Argentine domestic economy, with the household appliance and automotive industries joining the previously ascendant agribusiness industry, public infrastructure investment, and shale oil and gas fields development sectors.

Ternium anticipates lower operating income in the fourth quarter of the year compared to the third quarter 2017, with higher steel shipments partially offset by lower operating margin. Shipments will increase sequentially as a result of the full-quarter consolidation of Ternium Brasil, partially offset by seasonally lower shipments in Mexico. The company expects revenue per ton to decrease in the fourth quarter, reflecting a lower value-added product mix due to Ternium Brasil’s slab sales and decreasing steel prices in the Mexican market as a result of a destocking process in the US. In addition, Ternium anticipates cost per ton to be slightly lower sequentially, mainly due to the full-quarter consolidation of Ternium Brasil, partially offset by higher cost per ton in Argentina.

Analysis of Third Quarter 2017 Results

Net gain attributable to Ternium’s equity owners in the third quarter 2017 was USD194.9 million, compared to net gain attributable to Ternium’s equity owners of USD228.9 million in the third quarter 2016. Including non-controlling interest, net gain for the third quarter 2017 was USD232.7 million, compared to net gain of USD264.3 million in the third quarter 2016. Earnings per ADS in the third quarter 2017 were USD0.99, compared to earnings per ADS of USD1.17 in the third quarter 2016.

Net sales in the third quarter 2017 were USD2.5 billion, or 34% higher than net sales in the third quarter 2016. The following table outlines Ternium’s consolidated net sales for the third quarter 2017 and the third quarter 2016:

	Net Sales (million USD)
	3Q 2017	3Q 2016	Dif.
Mexico	1,348.6	1,172.8	15%
Southern Region	618.8	452.5	37%
Other Markets	495.4	227.2	118%
Total steel products net sales	2,462.8	1,852.5	33%
Other products[1]	16.7	3.0	455%
Steel segment net sales	2,479.5	1,855.5	34%

Mining segment net sales	84.3	58.1	45%
Intersegment eliminations	(84.3)	(57.5)
Net sales	2,479.5	1,856.1	34%

1 The item "Other products" primarily includes the sale of energy in Ternium Brasil.

Cost of sales was USD1.9 billion in the third quarter 2017, an increase of USD625.7 million compared to the third quarter 2016. This was principally due to a USD578.9 million, or 64%, increase in raw material and consumables used, mainly reflecting higher iron ore, coking coal, zinc, scrap, and purchased slabs costs, and a 31% increase in steel shipments volume; and to a USD46.8 million increase in other costs, mainly including a USD25.8 million increase in labor cost, a USD9.6 million increase in depreciation of property, plant and equipment and a USD9.4 million increase in services and fees. The consolidation of Ternium Brasil in the third quarter 2017 affected all of the above-mentioned components of the cost of sales, as well as the selling, general and administrative expenses.

Selling, General & Administrative (SG&A) expenses in the third quarter 2017 were USD211.2 million, or 8.5% of net sales, an increase of USD42.8 million compared to SG&A expenses in the third quarter 2016, mainly due to higher labor costs, freight and transport, taxes and contributions (other than income tax) and services and fees expenses.

Operating income in the third quarter 2017 was USD349.8 million, or 14.1% of net sales, compared to operating income of USD399.1 million, or 21.5% of net sales in the third quarter 2016. The following table outlines Ternium’s operating income by segment for the third quarter 2017 and third quarter 2016:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	3Q 2017	3Q 2016	3Q 2017	3Q 2016	3Q 2017	3Q 2016	3Q 2017	3Q 2016
Net Sales	2,479.5	1,855.5	84.3	58.1	(84.3)	(57.5)	2,479.5	1,856.1
Cost of sales	(1,951.9)	(1,300.0)	(54.6)	(44.7)	89.5	53.4	(1,917.0)	(1,291.3)
SG&A expenses	(207.4)	(165.8)	(3.9)	(2.6)	-	-	(211.2)	(168.4)
Other operating (expense) income, net	(1.9)	2.6	0.5	0.2	-	-	(1.5)	2.8
Operating income (expense)	318.3	392.3	26.3	10.9	5.3	(4.1)	349.8	399.1

EBITDA	421.4	484.5	39.4	21.8	5.3	(4.1)	466.1	502.3

Steel reporting segment

The steel segment’s operating income was USD318.3 million in the third quarter 2017, a decrease of USD74.0 million compared to the third quarter 2016, reflecting higher operating costs, partially offset by higher net sales.

Net sales of steel products in the third quarter 2017 increased 34% compared to the third quarter 2016, reflecting a 722,000-ton increase in shipments and a 2% higher revenue per ton. Total shipments in the third quarter 2017 increased year-over-year mainly due to higher volumes in all of Ternium’s steel markets, especially in Other Markets (due to the consolidation of Ternium Brasil) and in the Southern Region.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	3Q 2017	3Q 2016	Dif.	3Q 2017	3Q 2016	Dif.	3Q 2017	3Q 2016	Dif.
Mexico	1,348.6	1,172.8	15%	1,625.0	1,529.4	6%	830	767	8%
Southern Region	618.8	452.5	37%	666.3	535.3	24%	929	845	10%
Other Markets	495.4	227.2	118%	778.8	283.1	175%	636	803	-21%

Total steel products	2,462.8	1,852.5	33%	3,070.2	2,347.9	31%	802	789	2%
Other products[1]	16.7	3.0	455%

Steel segment	2,479.5	1,855.5	34%
[1] The item "Other products" primarily includes the sale of energy in Ternium Brasil.

Operating cost increased 47% in the third quarter 2017, due to a 13% increase in cost per ton and a 31% increase in shipments. The increase in cost per ton year-over-year was mainly the result of higher purchased slab and raw material costs, partially offset by the consolidation of Ternium Brasil slab sales.

Mining reporting segment

The mining segment’s operating income was a gain of USD26.3 million in the third quarter 2017, compared to a gain of USD10.9 million in the third quarter 2016, mainly reflecting higher iron ore sales partially offset by higher operating cost.

Mining products net sales in the third quarter 2017 increased USD26.2 million, mainly as a result of higher revenue per ton and higher shipments. Shipments were 938,000 tons, 16% higher than in the third quarter 2016.

	Mining segment
	3Q 2017	3Q 2016	Dif.
Net Sales (million USD)	84.3	58.1	45%
Shipments (thousand tons)	938.3	808.3	16%
Revenue per ton (USD/ton)	90	72	25%

Operating cost increased 23% year-over-year, mainly due to the above-mentioned 16% increase in shipment volumes and a 6% increase in operating cost per ton.

EBITDA in the third quarter 2017 was USD466.1 million, or 18.8% of net sales, compared to USD502.2 million, or 27.1% of net sales, in the third quarter 2016.

Net financial results were a USD28.8 million loss in the third quarter 2017, compared to a USD12.2 million loss in the third quarter 2016. During the third quarter 2017, Ternium’s net financial interest results totaled a loss of USD24.0 million, compared to a loss of USD25.4 million in the third quarter 2016. Net foreign exchange results were a loss of USD5.8 million in the third quarter 2017 compared to a gain of USD3.3 million in the third quarter 2016. Change in fair value of financial instruments included in net financial results was a USD2.8 million gain in the third quarter 2017 compared to a USD10.0 million gain in the third quarter 2016.

Equity in results of non-consolidated companies was a gain of USD15.5 million in the third quarter 2017, compared to a gain of USD0.8 million in the third quarter 2016, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the third quarter 2017 was USD103.8 million, or 31% of income before income tax expense, compared to an income tax expense of USD123.4 million in the third quarter 2016, or 32% of income before income tax expense.

Net gain attributable to non-controlling interest in the third quarter 2017 was USD37.8 million, compared to net gain of USD35.5 million in the same period in 2016.

Analysis of First Nine Months of 2017 Results

Net income attributable to Ternium’s equity owners in the first nine months of 2017 was USD706.0 million, compared to a net income attributable to Ternium’s equity owners of USD477.2 million in the first nine months of 2016. Including non-controlling interest, net income for the first nine months of 2017 was USD824.9 million, compared to net income of USD562.2 million in the first nine months of 2016. Earnings per ADS in the first nine months of 2017 were USD3.60, compared to earnings of USD2.43 in the first nine months of 2016.

Net sales in the first nine months of 2017 were USD6.8 billion, 26% higher than net sales in the first nine months of 2016. The following table outlines Ternium’s consolidated net sales for the first nine months of 2017 and the first nine months of 2016:

	Net Sales (million USD)
	9M 2017	9M 2016	Dif.
Mexico	4,072.6	3,349.2	22%
Southern Region	1,693.7	1,367.5	24%
Other Markets	990.2	646.1	53%
Total steel products net sales	6,756.4	5,362.8	26%
Other products[1]	25.8	10.0	159%
Steel segment net sales	6,782.2	5,372.8	26%

Mining segment net sales	202.4	150.3	35%
Intersegment eliminations	(202.4)	(148.7)
Net sales	6,782.3	5,374.4	26%

1 The item “Other products” primarily includes the sale of energy in Ternium Brasil.

Cost of sales was USD5.1 billion in the first nine months of 2017, an increase of USD1.1 billion compared to the first nine months of 2016. This was principally due to a USD1.0 billion, or 36%, increase in raw material and consumables used, mainly reflecting higher iron ore, coking coal, scrap, zinc, energy and purchased slab costs and a 11% increase in steel shipments volume; and to an USD81.6 million increase in other costs, mainly including a USD65.1 million increase in labor cost, a USD15.0 million increase in depreciation of property, plant and equipment, a USD13.7 increase in services and fees, partially offset by a USD13.3 million decrease in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2017 were USD572.6 million, or 8.4% of net sales, an increase of USD60.1 million compared to SG&A expenses in the first nine months of 2016 mainly due to higher labor costs, freight and transport and services and fees expenses, partially offset by lower taxes and contributions (other than income tax).

Other net operating expense in the first nine months of 2017 was a USD21.3 million loss, compared to a USD0.9 million gain in the first nine months of 2016. Other net operating expense in the first nine months of 2017 included a USD15.9 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income in the first nine months of 2017 was USD1.1 billion, or 16.3% of net sales, compared to operating income of USD895.0 million, or 16.7% of net sales, in the first nine months of 2016. The following table outlines Ternium’s operating income by segment for the first nine months of 2017 and the first nine months of 2016.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016	9M 2017	9M 2016
Net Sales	6,782.2	5,372.8	202.4	150.3	(202.4)	(148.7)	6,782.3	5,374.4
Cost of sales	(5,131.4)	(3,972.4)	(156.9)	(140.5)	206.8	145.1	(5,081.6)	(3,967.8)
SG&A expenses	(563.5)	(504.1)	(9.1)	(8.4)	-	-	(572.6)	(512.5)
Other operating (expense) income, net	(22.1)	1.8	0.8	(0.8)	-	-	(21.3)	0.9
Operating income (expense)	1,065.3	898.0	37.2	0.6	4.4	(3.6)	1,106.8	895.0

EBITDA	1,350.8	1,168.1	73.6	33.6	4.4	(3.6)	1,428.8	1,198.0

Steel reporting segment

The steel segment’s operating income was USD1.1 billion in the first nine months of 2017, an increase of USD167.2 million compared to the operating income in the first nine months of 2016, reflecting higher net sales, partially offset by higher operating cost.

Net sales of steel products in the first nine months of 2017 increased 26% compared to net sales in the first nine months of 2016, reflecting a USD99 increase in steel revenue per ton and an 800,000-ton increase in shipments. Revenue per ton increased 14% reflecting higher steel prices in Mexico and the Southern Region, partially offset by lower steel prices in Other Markets. Shipments increased 11% year-over-year in the first nine months of 2017 due to higher shipments in all markets, with Other Markets shipments increasing mainly as a result of the consolidation of Ternium Brasil.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	9M 2017	9M 2016	Dif.	9M 2017	9M 2016	Dif.	9M 2017	9M 2016	Dif.
Mexico	4,072.6	3,349.2	22%	5,008.4	4,880.3	3%	813	686	18%
Southern Region	1,693.7	1,367.5	24%	1,810.8	1,643.3	10%	935	832	12%
Other Markets	990.2	646.1	53%	1,366.5	862.5	58%	725	749	-3%

Total steel products	6,756.4	5,362.8	26%	8,185.8	7,386.1	11%	825	726	14%
Other products[1]	25.8	10.0	159%

Steel segment	6,782.2	5,372.8	26%
[1] The item "Other products" primarily includes the sale of energy in Ternium Brasil.

Operating cost increased 27% due to a 15% increase in operating cost per ton and the above-mentioned 11% increase in shipment volumes. The increase in operating cost per ton was mainly due to higher raw material, purchased slab, energy and labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD37.2 million in the first nine months of 2017, compared to a gain of USD0.6 million in the first nine months of 2016, reflecting higher iron ore sales, partially offset by slightly higher operating cost.

Net sales of mining products in the first nine months of 2017 were 35% higher than those in the first nine months of 2016, reflecting 24% higher revenue per ton and 9% higher shipments.

	Mining segment
	9M 2017	9M 2016	Dif.
Net Sales (million USD)	202.4	150.3	35%
Shipments (thousand tons)	2,676.3	2,454.1	9%
Revenue per ton (USD/ton)	76	61	24%

Operating cost increased 12% year-over-year mainly due to the above-mentioned 9% increase in shipment volumes and a relatively stable operating cost per ton.

EBITDA in the first nine months of 2017 was USD1.4 billion, or 21.1% of net sales, compared with USD1.2 billion, or 22.3% of net sales, in the first nine months of 2016.

Net financial results were a USD135.8 million loss in the first nine months of 2017, compared to a USD34.2 million loss in the first nine months of 2016. During the first nine months of 2017, Ternium’s net financial interest results totaled a loss of USD60.4 million, compared with a USD54.8 million loss in the first nine months of 2016. Net foreign exchange results included an USD88.9 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries. In the first nine months of 2017, the Mexican peso appreciated 14% against the US dollar, compared to a 12% depreciation in the first nine months of 2016. Change in fair value of financial instruments included in net financial results was a USD12.3 million gain in the first nine months of 2017 compared to an USD18.0 million gain in the first nine months of 2016.

Equity in results of non-consolidated companies was a gain of USD52.1 million in the first nine months of 2017, compared to a gain of USD8.1 million in the first nine months of 2016, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in the first nine months of 2017 was USD198.2 million, or 19% of income before income tax, compared to an income tax expense of USD306.7 million, or 35% of income before income tax in the first nine months of 2016. Effective tax rate in the first nine months of 2017 included a non-cash gain on deferred taxes due to the 14% appreciation of the Mexican peso against the US dollar during the period.

Net gain attributable to non-controlling interest in the first nine months of 2017 was USD118.9 million, compared to a net gain of USD84.9 million in the first nine months of 2016.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months 2017 was USD351.8 million. Working capital increased by USD555.3 million in the first nine months 2017 as a result of an aggregate USD394.0 million increase in trade and other receivables and a USD323.9 million increase in inventories, partially offset by an aggregate USD162.6 million increase in accounts payable and other liabilities. The increase in the value of inventories in the first nine months 2017 was mainly due to USD184.9 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices, USD55.7 million higher steel volume, mainly reflecting higher operating rates in Siderar partially offset by lower volume in Ternium Brasil, and USD85.6 million higher prices and volume of raw materials and other. In addition, during the first nine months 2017, Ternium made income tax payments in excess of income tax accruals of an aggregate USD317.0 million.

Capital expenditures in the first nine months 2017 were USD282.9 million, USD52.2 million lower than in the first nine months 2016. The main investments carried out during the period included those made for the improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and in Peña Colorada’s iron ore operations.

In the first nine months 2017, Ternium had free cash flow of USD68.9 million8. The acquisition of CSA and related transactions in the third quarter 2017 resulted in a net cash use of USD1.6 billion. Net proceeds from borrowings in the first nine months 2017 were USD2.0 billion. Net dividends paid to shareholders were USD196.3 million and net dividends paid by subsidiaries to non-controlling interest were USD30.6 million. As of September 30, 2017, Ternium’s net debt position was USD2.7 billion9.

Net cash provided by operating activities in the third quarter 2017 was USD245.3 million. Working capital increased by USD96.8 million in the third quarter 2017 as a result of an aggregate USD109.6 million increase in trade and other receivables and a USD5.9 million increase in inventories, partially offset by an aggregate USD18.7 million increase in accounts payable and other liabilities. Capital expenditures in the third quarter 2017 were USD100.4 million. Consequently, Ternium had free cash flow of USD144.9 million10 in the period.

Conference Call and Webcast

Ternium will hold a conference call on November 1, 2017 at 9:15am ET in which management will discuss third quarter 2017 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

8  Free cash flow in the first nine months 2017 equals net cash provided by operating activities of USD351.8 million less capital expenditures of USD282.9 million.

9  Net debt position at September 30, 2017 equals borrowings of USD3.2 billion less cash and equivalents plus other investments of USD0.5 billion.

10 Free cash flow in the third quarter 2017 equals net cash provided by operating activities of USD245.3 million less capital expenditures of USD100.4 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	3Q 2017	3Q 2016	9M 2017	9M 2016
	(Unaudited)		(Unaudited)
Net sales	2,479.5	1,856.1	6,782.3	5,374.4
Cost of sales	(1,917.0)	(1,291.3)	(5,081.6)	(3,967.8)
Gross profit	562.6	564.8	1,700.7	1,406.6
Selling, general and administrative expenses	(211.2)	(168.4)	(572.6)	(512.5)
Other operating (expenses) income, net	(1.5)	2.8	(21.3)	0.9
Operating income	349.8	399.1	1,106.8	895.0

Finance expense	(29.2)	(28.7)	(74.7)	(65.3)
Finance income	5.3	3.4	14.3	10.5
Other financial (expenses) income, net	(4.8)	13.2	(75.5)	20.6
Equity in earnings of non-consolidated companies	15.5	0.8	52.1	8.1
Profit before income tax expense	336.6	387.7	1,023.1	868.9
Income tax expense	(103.8)	(123.4)	(198.2)	(306.7)
Profit for the period	232.7	264.3	824.9	562.2

Attributable to:
Owners of the parent	194.9	228.9	706.0	477.2
Non-controlling interest	37.8	35.5	118.9	84.9
Profit for the period	232.7	264.3	824.9	562.2

Consolidated Statement of Financial Position

USD million	September 30, 2017[11]	December 31, 2016
Property, plant and equipment, net	5,023.7	4,136.0
Intangible assets, net	1,132.5	842.6
Investments in non-consolidated companies	488.1	418.4
Deferred tax assets	117.8	85.8
Receivables, net	360.6	132.6
Trade receivables, net	1.5	1.3
Other investments	3.4	6.0
Total non-current assets	7,127.7	5,622.6

Receivables	316.3	79.8
Derivative financial instruments	6.3	0.3
Inventories, net	2,357.2	1,647.9
Trade receivables, net	1,068.0	633.7
Other investments	157.2	144.9
Cash and cash equivalents	383.8	183.5
Total current assets	4,288.8	2,690.1

Non-current assets classified as held for sale	9.7	10.2

Total assets	11,426.2	8,322.9

Capital and reserves attributable to the owners of the parent	4,888.0	4,391.3
Non-controlling interest	846.4	775.3

Total Equity	5,734.4	5,166.6

Provisions	121.8	7.0
Deferred tax liabilities	484.4	609.0
Other liabilities	394.3	302.8
Trade payables	3.2	9.3
Financial Lease liabilities	65.8	-
Borrowings	1,795.4	396.7
Total non-current liabilities	2,865.0	1,324.8

Current income tax liabilities	36.6	178.1
Other liabilities	371.6	228.1
Trade payables	992.0	603.1
Derivative financial instruments	0.1	0.3
Financial Lease liabilities	11.7	-
Borrowings	1,414.9	821.9
Total current liabilities	2,826.8	1,831.5

Total liabilities	5,691.8	3,156.3

Total equity and liabilities	11,426.2	8,322.9

11             Includes preliminary Purchase Price Allocation in connection with the acquisition of Ternium Brasil and related transactions.

Consolidated Statement of Cash Flows

USD million	3Q 2017	3Q 2016	9M 2017	9M 2016
	(Unaudited)		(Unaudited)

Profit for the period	232.7	264.3	824.9	562.2

Adjustments for:
Depreciation and amortization	116.3	103.1	321.9	303.0
Equity in earnings of non-consolidated companies	(15.5)	(0.8)	(52.1)	(8.1)
Changes in provisions	0.6	(0.8)	1.9	0.9
Net foreign exchange results and others	9.5	(10.7)	119.5	(10.2)
Interest accruals less payments	5.9	1.7	7.9	8.6
Income tax accruals less payments	(7.4)	73.6	(317.0)	128.2
Changes in working capital	(96.8)	(210.1)	(555.3)	(163.0)

Net cash provided by operating activities	245.3	220.4	351.8	821.5

Capital expenditures	(100.4)	(104.9)	(282.9)	(335.0)
Proceeds from the sale of property, plant & equipment	0.4	0.3	0.7	0.8
Investment in consolidated companies
Purchase consideration	(1,891.0)	-	(1,891.0)	-
Cash acquired	278.2	-	278.2	-
Investment in non-consolidated companies - Usiminas Dividends received from non-consolidated companies	- -	- -	- 0.1	(114.4) 0.1
Loans to non-consolidated companies	-	(25.2)	(23.9)	(77.2)
(Increase) decrease in Other Investments	(1.3)	6.4	(9.5)	40.5

Net cash used in investing activities	(1,714.1)	(123.4)	(1,928.3)	(485.3)

Dividends paid in cash to company's shareholders	-	-	(196.3)	(176.7)
Dividends paid in cash to non-controlling interest	-	-	(30.6)	(50.8)
Financial Lease Payments	-	-	(1.1)	-
Proceeds from borrowings	1,953.9	183.0	2,812.2	793.5
Repayments of borrowings	(279.0)	(308.4)	(806.3)	(900.9)

Net cash provided by (used in) financing activities	1,674.8	(125.4)	1,778.0	(334.9)

Increase (decrease) in cash and cash equivalents	206.0	(28.4)	201.5	1.2

Shipments
Thousand tons	3Q 2017	3Q 2016	2Q 2017	9M 2017	9M 2016

Mexico	1,625.0	1,529.4	1,720.4	5,008.4	4,880.3
Southern Region	663.3	535.3	599.4	1,810.8	1,643.3
Other Markets	778.8	283.1	321.0	1,366.5	862.5
Total steel segment	3,070.2	2,347.9	2,640.8	8,185.8	7,386.1

Total mining segment	938.3	808.3	874.5	2,676.3	2,454.1

,262.6
Revenue / ton
USD/ton	3Q 2017	3Q 2016	2Q 2017	9M 2017	9M 2016

Mexico	830	767	828	813	686
Southern Region	929	845	940	935	832
Other Markets	636	803	844	725	749
Total steel segment	802	789	855	825	726

Total mining segment	90	72	64	76	61

Net Sales
USD million	3Q 2017	3Q 2016	2Q 2017	9M 2017	9M 2016

Mexico	1,348.6	1,172.8	1,424.2	4,072.6	3,349.2
Southern Region	618.8	452.5	563.5	1,693.7	1,367.5
Other Markets	495.4	227.2	270.9	990.2	646.1
Total steel products	2,462.8	1,852.5	2,258.6	6,756.4	5,362.8
Other products[1]	16.7	3.0	4.1	25.8	10.0
Total steel segment	2,479.5	1,855.5	2,262.6	6,782.2	5,372.8

Total mining segment	84.3	58.1	55.6	202.4	150.3

Total steel and mining segments	2,563.8	1,913.6	2,318.2	6,984.7	5,523.1

Intersegment eliminations	(84.3)	(57.5)	(55.6)	(202.4)	(148.7)

Total net sales	2,479.5	1,856.1	2,262.6	6,782.3	5,374.4

1 The item “Other products” primarily includes the sale of energy in Ternium Brasil.